Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company:

Medicure Inc. (the “Company”)

2 – 1250 Waverley Street

Winnipeg, Manitoba

R3T 6C6

2.	Date of Material Change:

July 3, 2017

3.	News Release:

The Company issued a press release regarding the material change on July 3, 2017, a copy of which is attached hereto.

4.	Summary of Material Change:

On July 3, 2017, the Company announced that its option (the “Option”) to acquire additional shares in Apicore, which otherwise would have expired on July 3, 2017, has been extended. The Option covers an additional minority interest in Apicore (the “Minority Interest”) currently representing approximately 32% of the fully diluted shares of Apicore. The Minority Interest is held by Apicore’s founding shareholders. Medicure currently owns approximately 62% of the fully diluted shares of Apicore.

Notwithstanding the foregoing, there can be no assurance that any acquisition by the Company of additional shares of Apicore will occur.

5.	Full Description Of Material Change:

See attached Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

James Kinley, Chief Financial Officer

Tel: (204) 487-7412

DATED at Winnipeg, Manitoba this 12th day of July 2017.

MEDICURE INC.
(Registrant)

By:	/s/ James Kinley
James Kinley
Title: Chief Financial Officer

SCHEDULE “A”

Medicure Provides Update on Apicore Purchase Option

WINNIPEG, CANADA – (July 3, 2017) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a leading Canadian specialty pharmaceutical company, announced today that the Company’s option (the “Option”) to acquire additional shares in Apicore, which otherwise would have expired today, has been extended. The Option covers an additional minority interest in Apicore (the “Minority Interest”) currently representing approximately 32% of the fully diluted shares of Apicore. The Minority Interest is held by Apicore’s founding shareholders. Medicure currently owns approximately 62% of the fully diluted shares of Apicore.

Notwithstanding the foregoing, there can be no assurance that any acquisition by the Company of additional shares of Apicore will occur.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients (“APIs”) and pharmaceuticals, including over 15 Abbreviated New Drug Applications (“ANDAs”), one of which, is partnered with Medicure. Apicore manufactures over 100 different API’s, including over 35 for which Drug Master Files have been submitted to the FDA and 16 that are approved for commercial sale in the U.S. by customers of Apicore.  Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API’s for many U.S. and international generic and branded pharmaceutical companies. Apicore has two FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company’s U.S. subsidiary, Medicure Pharma, Inc. Additionally, Medicure holds a majority interest in Apicore. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

James Kinley

Chief Financial Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the potential for Medicure to purchase additional shares of Apicore , estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.